

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

September 28, 2009

**<u>via U.S. mail and facsimile</u>**

Dr. Kiril A. Pandelisev, CEO
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

        **RE:    CRC Crystal Research Corporation**
               **Form 8-K Item 4.01**
               **Filed September 23, 2009**
               **File No. 0-52472**

Dear Dr. Pandelisev:

      We have reviewed your filing and have the following comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1. While we note that Seale and Beers was your independent auditor only for the time period between August 7, 2009 and September 17, 2009, full compliance with Item 304 of Regulation S-K is nevertheless required.  Therefore, in this regard, please revise your filing to disclose:
   - Whether there were any disagreements through the interim period preceding the dismissal of Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Refer to Item 304(a)(1)(iv) of Regulation S-K.
   - If true, there were no reportable events during the registrant's interim period through the date of change in accountants.  Refer to Item 304(a)(1)(v) of Regulation S-K.

2.  Please revise your filing to comply with the requirements of Item 304 (a)(2) of Regulation S-K.  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3.  Please confirm to us that "GHB CPAs, PC" is actually GBH CPAs, PC, as we note that GHB CPAs, PC is not on the PCAOB's list of registered public accounting firms, and revise your filing accordingly.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter.  Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant